UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                   Covista Communications, Inc.
                        (Name of Issuer)

                 Common Stock par value $.05
                (Title of Class of Securities)

                           223574 10 4
                        (CUSIP Number)

Henry George Luken, III, 900 Fairway Lane, Soddy Daisy, TN 37379
                      (423) 332-1314
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        April 3, 2001
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


CUSIP No. 223574 10 4

_________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

 Henry George Luken, III
_________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)      N/A
(b)
_________________________________________________________________

3.    SEC Use Only

_________________________________________________________________

4.    Source of Funds (See Instructions)    PF

_________________________________________________________________

5.    Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

6.    Citizenship or Place of Organization  United States
_________________________________________________________________

Number of       7.    Sole Voting Power    2,000,000
Shares          ------------------------------------------------
Beneficially    8.    Shared Voting Power 0
Owned by        ------------------------------------------------
Each            9.    Sole Dispositive Power 2,000,000
Reporting       ------------------------------------------------
Person         10.   Shared Dispositive Power     No
With
_________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,000,000
_________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

_________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11) 18.9%

_________________________________________________________________

14.  Type of Reporting Person (See Instructions)
         IN
_________________________________________________________________





Item 1. Security and Issuer.

This statement relates to the common stock, par value $.05 per share(the "Common Stock") of Covista Communications, Inc. (the
"Company"), a New Jersey corporation with its principal executive offices at 150 Clove Road, Little Falls, NJ, 07424. The company's business phone is (973) 812-1100.

Item 2. Identity and Background.

    The person filing this statement is Henry George Luken, III. Mr. Luken's address is 900 Fairway Lane, Soddy Daisy, TN. Mr. Luken is retired. During the last five (5) years, Mr. Luken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. Luken is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used by Mr. Luken was personal funds. The amount of such funds was $2,000,000.00.

Item 4. Purpose of Transaction.

    Mr. Luken has acquired the Common Stock for investment puposes.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Luken owns, beneficially 2,000,000 shares of Common
Stock. The number of shares beneficially owned by Mr. Luken constitutes 18.9% of the Common Stock outstanding on April 3, 2001.

(b) Mr. Luken has the sole power to vote or direct the voting of and dispose or direct the disposition of the 2,000,000 shares of Common Stock held directly by Mr. Luken.

(c) Mr. Luken has effected the following transactions involving the Company's Common Stock during the 60 days prior to the date of this statement: NONE.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

Item 7. Material to be filed as Exhibits.

There are no materials to be filed or an Exhibit "A" to the
Schedule 13D.

                           Signature
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  4/12/2001
---------------
Date

/s/ Henry George Luken, III
------------------------------
Signature

Henry George Luken, III
------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)